THE STILWELL GROUP
Spencer Schneider, Esq.

The Stilwell Group

111 Broadway, Suite 1203A

New York, NY 10006

212-267-6900

spencer@stilwellgroup.com

April 4, 2012

By Federal Express, E-Mail, and filed on EDGAR under “CORRESP”

Mellissa Campbell Duru, Esq.

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Subject:	First Financial Northwest, Inc.
Preliminary Proxy Statement on Schedule 14A, Amendment No. 2
Filed by Stilwell Value Partners II, L.P., Stilwell Value Partners V, L.P., Stilwell Value Partners VI, L.P., Stilwell Value Partners VII, L.P., Stilwell Partners, L.P., Stilwell Associates, L.P., Stilwell Associates Insurance Fund of the S.A.L.I. Multi-Series Fund L.P., Stilwell Value LLC, Stilwell Advisers LLC, Joseph Stilwell, and Spencer L. Schneider
Filed April 4, 2012
File No. 01-33652

Dear Ms. Duru:

I am writing on behalf of Stilwell Value Partners II, L.P., Stilwell Value Partners V, L.P., Stilwell Value Partners VI, L.P., Stilwell Value Partners VII, L.P., Stilwell Partners, L.P., Stilwell Associates, L.P., Stilwell Associates Insurance Fund of the S.A.L.I. Multi-Series Fund L.P., Stilwell Value LLC, Stilwell Advisers LLC, Joseph Stilwell, and Spencer L. Schneider (collectively, the “Stilwell Group Members”), regarding the subject filing.

In accordance with our telephone conversation of even date, the Stilwell Group Members are simultaneously filing electronically via EDGAR the Group’s Second Amended Preliminary Proxy Statement and related proxy card (together, the “Second Amended Preliminary Proxy Materials”). Enclosed with the paper copy of this letter are clean and black-lined copies of the Second Amended Preliminary Proxy Materials, the latter marked to show revisions from our first amended preliminary proxy statement filed on March 29, 2012.

Mellissa Campbell Duru

April 4, 2012

Please note the following:

1.     Pursuant to my telephone call with Mr. Orlic yesterday, we have added a sentence on page 3, summarizing the reason I resigned from the board.

2.    On page 3, we have added a statement that to the best of our knowledge, my resignation from the board does not trigger an obligation for me to re-apply to the regulators for permission to be seated on the board.

3.    On page 4, we have added disclosure stating that staff at the Federal Reserve Board has advised the Group that it believes soliciting proxies to elect two directors under the present facts and circumstances may constitute a controlling interest under federal law, that accordingly we have decided to nominate and solicit proxies for only one nominee, and that it is unlikely we will nominate an additional nominee for a second seat in the future (unless the Federal Reserve Board staff's position is modified or the applicable facts and circumstances so warrant.) Moreover, we will file an amended Schedule 13D to similar effect.

If you have any additional questions, please contact the undersigned at (212) 267-6900 or Mary Ann Frantz at (503) 205-2552.

Very truly yours,

/s/ Spencer L. Schneider
Spencer L. Schneider, Esq.

ON BEHALF OF HIMSELF AND:
  Stilwell Value Partners II, L.P.
  Stilwell Value Partners V, L.P.
  Stilwell Value Partners VI, L.P.
  Stilwell Value Partners VII, L.P.
  Stilwell Partners, L.P.
  Stilwell Associates, L.P.
  Stilwell Associates Insurance Fund of the
     S.A.L.I. Multi-Series Fund L.P.
  Stilwell Value LLC
  Stilwell Advisers LLC
  Joseph Stilwell